Exhibit 99.1

NANO-X IMAGING LTD

The Ofer Tech Park, 94 Shlomo Shmeltzer Road
Petach Tikva, Israel 4970602

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 18, 2026

Dear Shareholders:

We cordially invite you to attend a special general meeting of shareholders of Nano-X Imaging Ltd (“we”, “us”, “Nanox”, “our company”, or the “Company”) to be held at the Company’s offices at The Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602, on Wednesday, November 18, 2026, at 2:00 p.m. Israel time (7:00 a.m. ET) (the “Meeting”).

The Meeting is convened for the following purposes:

1.	Approval of an amendment to our amended and restated articles of association that will increase the authorized share capital of the Company by NIS 3,000,000 (that is, by 300,000,000 ordinary shares, par value NIS 0.01 per share) such that the total authorized share capital of the Company following the increase will be NIS 4,500,000, comprised of 450,000,000 ordinary shares, par value NIS 0.01 per share.

2.	Approval of a framework for a reverse share split of the Company’s ordinary shares at a ratio in a range between 1-for-20 and 1-for-50 (inclusive), to be effected at the discretion of, and at such ratio and on such date as shall be determined by, the Company’s board of directors (the “Board” or “Board of Directors”), within 18 months following the Meeting, and to amend our amended and restated articles of association accordingly.

Shareholders of record at the close of business on Monday, November 2, 2026 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date.

If you are a shareholder of record, you can vote via the Internet, by mailing in your proxy card, or by attending the Meeting and voting in person. Your electronic vote or physical proxy card must be received by Broadridge Financial Solutions, Inc. (“Broadridge”) (in the case of a physical proxy card, at the address Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) on or before 11:59 p.m. ET on November 17, 2026 to be counted towards the vote tallies for the Meeting. If you vote in advance of the Meeting and then attend the Meeting, you can revoke your proxy and vote your shares in person.

If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) as of the close of business on the Record Date, or if your name appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and you may be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet (at www.proxyvote.com). In addition, if you are eligible, you may be contacted by, or may contact, our proxy solicitor, Campaign Management, which may record your vote by telephone using Broadridge’s QuickVote interface. If you hold your ordinary shares in “street name” and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that is the record holder of your shares giving you the right to vote the shares at the Meeting.

If you have any questions about the proposals or need assistance in voting your shares, please call our proxy solicitor, Campaign Management:

Strategic Stockholder Advisor and Proxy Solicitation Agent

15 West 38th Street, Suite #747, New York, New York 10018

North American Toll-Free Phone:

1-888-725-4553

Email: info@campaign-mgmt.com

Call Collect Outside North America: +1 (212) 632-8422

Our Board of Directors recommends that you vote “FOR” both of the proposals, which are described in the accompanying Proxy Statement.

The presence, in person or by proxy, of at least two shareholders holding at least twenty-five percent (25%) of the outstanding voting rights in our Company will constitute a quorum at the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned by one week, to Wednesday, November 25, 2026, at the same time and place, or to such other time and place as will be announced by the Company at the time of the adjournment. At the reconvened Meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve each of the proposals.

The last date for submission of a request to include a proposal at the Meeting in accordance with Section 66(b) of the Companies Law is October 31, 2026, which can be effected by delivering a notice to the Company’s offices located at The Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602.

This notice, together with the proxy statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card or voting instruction form, will be mailed or delivered electronically to our shareholders of record. We will mail to our beneficial owners this notice, together with an accompanying proxy statement, and will post our proxy materials on the “Investor Relations” section of our corporate website (www.nanox.vision). Shareholders may also review the full version of the proxy statement, as well as the accompanying proxy card or voting instruction form, at www.proxyvote.com or via the website of the U.S. Securities and Exchange Commission at www.sec.gov, as well as in person at the Company’s offices upon prior notice and during regular business hours (telephone number: +972 3-735-9202) until the date of the Meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD OR VOTING INSTRUCTION FORM AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON YOUR PROXY CARD OR VOTING INSTRUCTION FORM, OR, IF ELIGIBLE, VOTE BY TELEPHONE THROUGH OUR PROXY SOLICITOR, CAMPAIGN MANAGEMENT. YOU CAN LATER REVOKE YOUR PROXY OR VOTING INSTRUCTIONS, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR BROADRIDGE NO LATER THAN TUESDAY, NOVEMBER 17, 2026 AT 11:59 P.M. ET. DETAILED VOTING INSTRUCTIONS ARE PROVIDED BOTH IN THE PROXY STATEMENT AND ON THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM.

By Order of the Board of Directors,

/s/ Erez Meltzer
Acting Chairman of the Board of Directors

October 28, 2026

NANO-X IMAGING LTD
The Ofer Tech Park, 94 Shlomo Shmeltzer Road
Petach Tikva, Israel 4970602

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 18, 2026

This Proxy Statement is furnished to the holders of ordinary shares, 0.01 New Israeli Shekels (“NIS”) par value, of Nano-X Imaging Ltd (“we,” “us,” “our Company” or the “Company”) in connection with the solicitation of proxies to be voted at the Special General Meeting of Shareholders of the Company (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.

The Meeting will be held at 2:00 p.m. Israel time (7:00 a.m. ET) on Wednesday, November 18, 2026 at the Company’s offices at The Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel.

TABLE OF CONTENTS

Section	Page Number
OVERVIEW OF SPECIAL GENERAL MEETING	1
PROPOSAL 1. APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION TO INCREASE AUTHORIZED SHARE CAPITAL	4
PROPOSAL 2. APPROVAL OF A FRAMEWORK FOR A REVERSE SHARE SPLIT AT A RATIO BETWEEN 1-FOR-20 AND 1-FOR-50 AND RELATED AMENDMENT TO ARTICLES OF ASSOCIATION	7
WHERE YOU CAN FIND MORE INFORMATION	11
OTHER MATTERS	11

i

Overview of Special General Meeting

Proposals

At the Meeting, shareholders of the Company will be asked to consider and vote upon the following:

(1) the approval of an amendment to our amended and restated articles of association to increase the authorized share capital of the Company by NIS 3,000,000, consisting of 300,000,000 ordinary shares, par value NIS 0.01 per share, such that the total authorized share capital following the increase will be NIS 4,500,000, consisting of 450,000,000 ordinary shares, par value NIS 0.01 per share; and

(2) the approval of a framework for a reverse share split of the Company’s ordinary shares at a ratio in a range between 1-for-20 and 1-for-50 (inclusive), to be effected at the discretion of, and at such ratio and on such date as shall be determined by, our Board of Directors (the “Board of Directors” or “Board”), within 18 months following the Meeting, and the amendment of our amended and restated articles of association accordingly.

We are not aware of any additional matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their judgment and recommendation of the Company’s board of directors.

Recommendation of the Board of Directors

Our Board of Directors recommends that you vote “FOR” each of the proposals described in this Proxy Statement.

Shareholders Entitled to Vote

You are entitled to vote in person or by proxy at the Meeting if you are a holder of record of our ordinary shares as of the close of business on Monday, November 2, 2026. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, November 2, 2026, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.” As of the most recent practicable date prior to the record date (i.e., as of Wednesday, October 28, 2026), we had 78,747,008 ordinary shares issued and outstanding.

How You Can Vote

●	Voting in Person. If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Inc., you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. If you vote by Internet or smartphone or tablet or by mailing your proxy, there is no need to vote again at the Meeting unless you wish to revoke and change your vote.

●	Voting by mailing your proxy. If you are a shareholder of record, these proxy materials are being sent directly to you. You may submit your proxy by completing, signing, and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope. If your ordinary shares are held in “street name” and you have received printed copies of these proxy materials, please follow the voting instructions provided to you by your broker, trustee or nominee. Proxies must be received by Broadridge Financial Solutions, Inc. (at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) or at our registered office in Israel no later than Tuesday, November 17, 2026 at 11:59 p.m., ET.

●	Voting by Internet or mobile. If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. You may also access Internet voting via your smartphone or tablet by scanning the QR image that appears on your proxy card. If you hold shares in “street name,” you may vote those shares by accessing the Internet website address specified in the instructions provided by your broker, bank, trustee or nominee. Submitting an Internet or mobile proxy will not affect your right to vote at the Meeting should you decide to attend the Meeting.

●	Voting by telephone through our proxy solicitor. We have retained Campaign Management to act as our proxy solicitor in connection with the Meeting. If you hold your shares in “street name” and are eligible, Campaign Management may contact you, or you may contact Campaign Management (Attention: Michael Fein, toll-free in North America at 1-888-725-4553, or collect outside North America at +1 (212) 632-8422), to submit your voting instructions by telephone, which Campaign Management will record using Broadridge’s QuickVote interface. Eligibility to vote in this manner is determined by Broadridge and may not be available to all shareholders. Voting instructions submitted by telephone must be received no later than Tuesday, November 17, 2026 at 11:59 p.m., ET.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering to us a written notice of revocation, by granting a new proxy bearing a later date or by voting again via the Internet or your smartphone or tablet, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee (including, if eligible, by telephone through Campaign Management) or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Solicitation of Proxies

All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

We have retained Campaign Management to assist in the solicitation of proxies for the Meeting. Campaign Management may solicit proxies by mail, telephone, email and other means of electronic communication, and may collect voting instructions by telephone from eligible beneficial holders using Broadridge’s QuickVote interface.

Assistance

If you have questions about any of the proposals to be voted on at the Meeting, if you need additional copies of this Proxy Statement or the enclosed proxy card or voting instruction form, or if you need assistance in submitting your proxy or voting your shares (including by telephone), please contact our proxy solicitor:

Strategic Stockholder Advisor and Proxy Solicitation Agent

15 West 38th Street, Suite #747, New York, New York 10018

North American Toll-Free Phone:

1-888-725-4553

Email: info@campaign-mgmt.com

Call Collect Outside North America: +1 (212) 632-8422

Where You Can Find More Information

Copies of the proxy card, the accompanying notice of the Meeting, and this Proxy Statement are available at the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov and at the “Investors” section of our website, https://investors.nanox.vision/financials/sec-filings. The contents of that website are not a part of this Proxy Statement. In addition, shareholders of record who wish to receive by mail copies of the proxy materials, may contact the Company directly at The Ofer Tech Park, 94 Shlomo Shmeltzer Road Petach Tikva, Israel, Attention Marina Gofman Feler, Chief Legal Officer (telephone number: +972-3-735-9202).

Quorum

The presence, in person or by proxy, of at least two shareholders holding at least twenty-five percent (25%) of the voting rights in our Company as of the record date for the Meeting (Monday, November 2, 2026), will constitute a quorum at the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will stand adjourned to Wednesday, November 25, 2026, at the same time and place. At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on each matter (excluding abstentions and broker non-votes), is required to approve each of Proposals 1 and 2.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, and will have no effect on the vote. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

PROPOSAL 1
APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION TO INCREASE

AUTHORIZED SHARE CAPITAL

Background

Under our amended and restated articles of association (the “Articles”), our current authorized share capital is NIS 1,500,000, consisting of 150,000,000 ordinary shares, par value NIS 0.01 per share. The Board of Directors believes that increasing the authorized share capital is advisable and in the best interests of the Company and its shareholders because it would enable us to pursue critical financing for our operations, while also providing us additional flexibility to pursue strategic and corporate opportunities, support equity compensation and help maintain compliance with applicable Nasdaq listing requirements. An increase to our authorized share capital requires adoption of an amendment to the authorized share capital provision of the Articles, which requires shareholder approval under the Israeli Companies Law 5759-1999 (the “Companies Law”), to which we are subject as an Israeli company.

The Board has approved and recommends that shareholders approve an amendment to the Articles to increase the authorized share capital by NIS 3,000,000, consisting of 300,000,000 additional ordinary shares, par value NIS 0.01 per share. As a result of the amendment, our total authorized share capital would be NIS 4,500,000, consisting of 450,000,000 ordinary shares, par value NIS 0.01 per share.

Purposes of the Proposed Increase to Authorized Share Capital and Effect of Shareholder Approval

Our proposed increased authorized share capital is needed to support our ongoing operations as a company operating in the healthcare imaging and health information technology industries. Besides enabling the issuance of additional ordinary shares in prospective financing transactions (expected types of financing transactions are described under “Financing Our Operations” below), we may also issue shares for other purposes that support our Company’s growth, including strategic transactions, equity compensation, general corporate purposes, or maintenance of compliance with the Nasdaq listing requirements, as described below:

Financing Our Operations. Among operations-related uses for additional authorized share capital, the issuance and sale of ordinary shares and/or ordinary share-based equity securities (such as pre-funded warrants or ordinary warrants) in financing transactions is perhaps the most essential use, as it enables us to continue to finance our ongoing operations, for which we expect to continue to incur significant costs. As reported previously, our management expects that our cash and cash equivalents, and deposits as of September 30, 2026, were not sufficient to support our operations under our current operating plans for at least one year from the October 16, 2026 date on which we published our preliminary unaudited financial data for the third quarter of 2026. Those factors raise substantial doubt as to our ability to continue as a going concern. In order to improve that situation, we expect that in the near-term to mid-term future, our financing transactions may consist of ordinary course and extraordinary financing transactions, including some or all of the following types of transactions:

●	Sales of newly issued ordinary shares under potential standby equity lines of credit that we may establish with a financial counterparty, pursuant to which we may enter into a purchase agreement giving us the right, but not the obligation, to sell ordinary shares to such counterparty from time to time, on a periodic or as-needed basis, with the financial counterparty expected to resell the ordinary shares that it purchases under the facility into the open market;

●	Exercises of warrants, whether currently outstanding or to be issued in future public offerings or private placements, including induced warrant exercise transactions when market conditions permit;

●	Potential registered direct or broader public offerings of ordinary shares and/or pre-funded warrants and, to the extent necessary, ordinary warrants, including offerings similar to the registered direct offering that we completed on August 7, 2026, in which we raised $8.0 million of gross proceeds;

●	Ongoing sales of newly issued ordinary shares pursuant to our Controlled Equity OfferingSM Sales Agreement, dated as of June 7, 2024 with Cantor Fitzgerald & Co. and Mizuho Securities USA LLC, pursuant to which we may sell up to $53,900,000 (out of the original amount of $100,000,000 that was authorized for offer and sale) of our ordinary shares under our shelf registration statement on Form S-3 (SEC file number 333-294302) and related prospectus supplement in an at-the-market offering (the “ATM”) program; and

●	Potential debt financing, which could involve the issuance of ordinary shares.

Strategic Transactions. The Company regularly evaluates potential strategic transactions, including mergers, acquisitions, in-licensing arrangements, joint ventures, research collaborations and other strategic partnerships. In these transactions, the ability to issue ordinary shares or equity-linked securities as full or partial consideration may be important to the Company’s negotiating position. The proposed increase would provide the Company with flexibility to use ordinary shares as consideration for strategic transactions that the Board determines to be in the best interests of the Company and its shareholders.

Equity Compensation. Additional authorized shares would provide the Company with capacity to issue ordinary shares upon the exercise or settlement of equity awards and to support future grants under applicable equity compensation arrangements. Maintaining this capacity can help the Company attract, retain and motivate directors, officers, employees and other service providers.

Corporate Flexibility and General Corporate Purposes. The Board believes it is in the best interests of the Company and its shareholders to have additional authorized ordinary shares available for proper corporate purposes that may arise from time to time, without the expense and delay of convening a shareholder meeting for each proposed issuance or other corporate action. We recently increased our authorized share capital by 50 million shares pursuant to shareholder approval at our annual general meeting held, following adjournment, on September 29, 2026. Nevertheless, in light of the recent, subsequent decrease in the trading price of our ordinary shares, that enhanced share capital will not provide sufficient flexibility for us to both conduct financings to support our operations and to explore strategic routes to support our improve our business. The further increased authorized share capital that we are requesting approval for could do just that, being available for financing transactions, working capital, investments, strategic relationships or other lawful corporate purposes.

Compliance with Nasdaq Listing Requirements. As a company whose ordinary shares are listed on the Nasdaq Global Market, the Company must satisfy Nasdaq’s continued listing requirements on an ongoing basis. Maintaining sufficient authorized shares may enable the Company, if necessary, to undertake equity issuances or other remedial actions to strengthen its balance sheet, increase shareholders’ equity or otherwise support continued compliance with applicable Nasdaq requirements.

Depletion of Remaining Authorized, Available Share Capital

While the above-described needs for authorized share capital are plentiful, our current reserves of available share capital are too small. Out of the 150,000,000 currently authorized ordinary shares, 78,747,008 ordinary shares were issued and outstanding as of October 28, 2026, and additional authorized but unissued shares may be issued pursuant to various commitments and financing arrangements, including outstanding warrants, our equity incentive plan, potential registered direct offerings or public offerings, potential standby equity lines of credit, and our ATM program. Given the current market price of our ordinary shares, our remaining current authorized and unallocated share capital would be depleted very rapidly.

Our current lack of available, unissued share capital— if not resolved via an increase in authorized share capital— may constrain our ability to finance our operations and pursue our operational goals. The Board believes that the proposed increase of 300 million additional authorized ordinary shares for which we seek approval at the Meeting represents the estimated minimum level needed to enable us to continue to finance our integrated, end-to-end medical imaging and healthcare services platform, and to create value for our shareholders, in the upcoming near-term to mid-term periods. Even for the above-listed financing plans for which we have allocated a certain number of ordinary shares, we may not maximize the related potential benefits without additional share capital to be allocated to them.

Effects of Increase in Authorized Share Capital

Following approval of the proposed amendment, the Company’s authorized share capital would be NIS 4,500,000 divided into 450,000,000 ordinary shares of NIS 0.01 par value per share. Any additional ordinary shares issued from the increased authorization would be part of our existing class of ordinary shares and would have the same rights and privileges as the currently outstanding ordinary shares. Subject to applicable law, the Nasdaq listing rules, the Articles and any required shareholder approval, the Board generally would be able to determine the timing, amount and terms of future issuances without convening a separate shareholder meeting for each issuance. If the reverse share split described in Proposal 2 is implemented, the number of authorized ordinary shares would be reduced, and the par value per ordinary share increased, proportionately to the reverse split ratio selected by the Board.

Certain Risks Related to the Proposed Increase in Authorized Share Capital

While our Board of Directors believes that an increase in our authorized share capital is in the best interest of our shareholders, our shareholders should nevertheless be aware of the following accompanying risks:

●	Dilution of Existing Shareholders. Although the increase by itself will not create any dilution, the issuance of additional ordinary shares pursuant to the proposed increase in authorized share capital would dilute the percentage ownership and voting power of the Company’s existing shareholders, and could also reduce earnings per share and book value per share of our outstanding ordinary shares. The extent of any such dilution would depend on the number of additional ordinary shares issued, the price at which they are issued and the circumstances of the issuance. Shareholders who do not participate in future issuances on a pro rata basis would experience a proportionate reduction in their ownership interest in the Company.

●	Board Discretion Over Future Issuances. If this proposal is approved, the Board will have the authority, subject to applicable law, the Nasdaq listing rules and the Articles, to issue additional ordinary shares or securities convertible into or exercisable for ordinary shares without further shareholder approval in many circumstances. The Board will have discretion to determine the timing, amount and terms of any such issuance, including the price at which shares are issued and the persons or entities to whom they are issued. There can be no assurance that the Board will exercise this authority on terms that are favorable to, or in alignment with the preferences of, existing shareholders.

●	Potential Issuance at Below-Market Prices. The Board may authorize issuances at prices below the then-prevailing market price, including in connection with private placements, strategic transactions or equity compensation awards. An issuance at a discount could cause immediate economic dilution and exert downward pressure on the trading price of the ordinary shares.

●	Potential Anti-Takeover Effects. Although the proposed increase is not being proposed for an anti-takeover purpose, the availability of additional authorized but unissued ordinary shares could, in some circumstances, make an unsolicited merger, tender offer, proxy contest or other change-of-control transaction more difficult. The Board could issue shares to persons or entities that support the then-current Board’s position, which could dilute parties seeking to obtain control of the Company.

●	Adverse Market Impact. The approval of this proposal, even absent the immediate issuance of additional ordinary shares, could have a negative effect on the market price of the ordinary shares. The market may perceive the increase in authorized share capital as a signal that we anticipate significant future equity issuances, which could create overhang and depress the trading price of our ordinary shares. Any actual issuance of additional shares could further contribute to downward price pressure, particularly if the issuance is substantial relative to our then-outstanding share capital.

●	Uncertainty as to Use of Additional Authorized Shares. Other than as described in this Proxy Statement, the Company is not asking shareholders to approve any specific issuance of the additional shares. Shareholders therefore will not know the specific terms, timing or purposes for which the shares may ultimately be issued, and there can be no assurance that any future use will generate value for the Company or its shareholders.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve an amendment to the Articles to increase the authorized share capital of the Company by NIS 3,000,000, consisting of 300,000,000 ordinary shares of NIS 0.01 par value per share, such that the total authorized share capital of the Company following the increase will be NIS 4,500,000 divided into 450,000,000 ordinary shares of NIS 0.01 par value per share.”

Required Vote

Approval of the amendment to increase our authorized share capital requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, excluding abstentions and broker non-votes.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the foregoing resolution approving the amendment to the Articles to increase the authorized share capital of the Company by NIS 3,000,000 to NIS 4,500,000, divided into 450,000,000 ordinary shares of NIS 0.01 par value per share.

PROPOSAL 2

APPROVAL OF A FRAMEWORK FOR A REVERSE SHARE SPLIT AT A RATIO BETWEEN 1-FOR-20 AND 1-FOR-50 AND RELATED AMENDMENT TO ARTICLES OF ASSOCIATION

Background

Purpose and Effect of the Reverse Split Framework

Our ordinary shares are listed on the Nasdaq Global Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share. On September 28, 2026, we received a notification from Nasdaq that we are not in compliance with the minimum bid price requirement for continued listing. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days, until March 29, 2027 (the “Initial Period”), to regain compliance with the minimum bid price requirement. If at any time during the Initial Period the closing bid price of our ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide us with a written confirmation of compliance and the matter will be closed. If we cannot demonstrate compliance by the end of the applicable compliance period, we may be eligible for an additional 180 calendar day grace period if we transfer the listing of our ordinary shares to the Nasdaq Capital Market. If our ordinary shares’ bid price does not demonstrate compliance by itself during the applicable timeframes, we may seek to effect a reverse share split to increase our ordinary shares’ bid price and regain compliance following such a reverse share split. In order to effect a reverse share split, we will need to amend the authorized share capital provision of our Articles, which requires shareholder approval under the Companies Law.

If the reverse share split is authorized by our shareholders, our Board of Directors will have the discretion, within 18 months following the date of the Meeting, to implement the reverse share split at a ratio within the range approved by the shareholders or to effect no reverse share split at all. On October 27, 2026, the closing price of our ordinary shares on the Nasdaq Global Market was $0.321.

On January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which an issuer is not eligible for any compliance period to cure a deficiency under the minimum bid price requirement if it effected a reverse share split over the prior one-year period. Due to this amendment, our Board of Directors has resolved to approve a framework that would allow us to effect a reverse share split in order to remain in compliance with the minimum bid price requirement for an extended period of time. We believe that a reverse share split may also be advisable in order to make our ordinary shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public, and our Board of Directors believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our ordinary shares.

We are therefore seeking the approval of our shareholders of a framework for a reverse share split of our ordinary shares at a ratio within a range of between 1-for-20 and 1-for-50 (inclusive), to be effected at the discretion of, and at such ratio and on such date as shall be determined by, the Board of Directors within 18 months following the Meeting, if so determined eventually, and to amend the Articles accordingly. We refer to that particular reverse share split that is being proposed under this Proposal 2 as the “Reverse Split”.

If the Reverse Split is approved by our shareholders, the Board of Directors will have the authority to decide whether to implement the Reverse Split and the exact ratio for the Reverse Split within the approved range. Following such determination, if any, by the Board of Directors, we will issue a press release announcing the effective date of the Reverse Split and will amend the Articles to effect the Reverse Split. We are furthermore required to give notice to Nasdaq at least 10 calendar days prior to the market effective date of the Reverse Split.

If the Reverse Split is implemented, the number of authorized ordinary shares, as well as the number of issued and outstanding ordinary shares, would be reduced in accordance with the Reverse Split ratio selected by the Board of Directors, and the par value per ordinary share (currently NIS 0.01) will be increased proportionately. In addition, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants, with the exercise price increased, and the number of ordinary shares issuable reduced, proportionately to the Reverse Split ratio. Furthermore, upon completion of the Reverse Split, the number of ordinary shares reserved for issuance under our 2019 Equity Incentive Plan, as well as the number of shares subject to outstanding options and restricted share units (“RSUs”) thereunder and the exercise prices of those options, shall be appropriately adjusted (with the number of shares underlying outstanding options and RSUs reduced, and the exercise price per share of each option increased, proportionately to the Reverse Split ratio).

No fractional shares will be issued as a result of the Reverse Split. Instead, all fractional shares held by record shareholders (or by brokers who are members of the Depository Trust Company) will be rounded to the nearest whole ordinary share.

In the event that our shareholders do not approve the Reverse Split and the related amendment to the Articles, and we do not otherwise regain or maintain compliance with the minimum bid price requirement by or before March 29, 2027 (the end of the initial 180-calendar day compliance period), our ordinary shares may be eligible for an additional 180-calendar day grace period if we transfer the listing of the ordinary shares to the Nasdaq Capital Market. If following that additional 180-calendar day period, we still do not regain compliance with the minimum bid price requirement, our ordinary shares would likely be delisted from trading on Nasdaq. Among various negative consequences that it would have for our company and our shareholders, delisting would negatively impact our ability to secure additional critical financing. Accordingly, our Board of Directors unanimously recommends that our shareholders vote to approve the Reverse Split as described above, on a date to be determined by the Board of Directors and announced by our company, and to authorize us to amend the Articles accordingly.

Implementation of the Reverse Split

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered shareholders who hold our ordinary shares electronically in book-entry form with our transfer agent, Continental Stock Transfer & Trust Company, will not need to take any action (the exchange will be automatic) to receive their post-Reverse Split ordinary shares.

Certain Risks Associated with the Reverse Split

There are various adverse factors and contingencies associated with, or that could result from, our shareholders’ approval of this Proposal 2 for effecting a Reverse Split, including the following:

●	No Assurance of Proportional Share Price Increase. There can be no assurance that the market price of our ordinary shares following the Reverse Split will increase in proportion to the reduction in the number of outstanding shares. The market price of the ordinary shares is based on numerous factors, many of which are beyond our control. A reverse share split is often viewed negatively by the market, and may not result in a sustained increase in the per-share trading price.

●	Potential Decline in Market Capitalization. The Reverse Split may not result in a per-share price that attracts institutional or other investors, and the reduced number of shares outstanding may result in a decrease in our overall market capitalization if the per-share price does not increase proportionally or declines following the effective date.

●	Reduced Liquidity and Trading Volume. By reducing the number of outstanding ordinary shares, the Reverse Split may adversely affect the liquidity and trading volume of our ordinary shares on the Nasdaq Global Market. A reduced float may result in wider bid-ask spreads and decreased ability of shareholders to execute trades at favorable prices or in desired quantities. In addition, the Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis, which may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

●	Increased Share Price Volatility. A lower number of outstanding shares may result in greater share price volatility, as relatively small trades could have a disproportionate effect on the market price of the ordinary shares. This effect may be amplified if the Reverse Split is effected at the higher end of the authorized ratio range.

●	Broad Board Discretion in Selecting the Final Ratio. This Proposal 2 grants the Board of Directors broad discretion to select the final reverse share split ratio within the range of 1-for-20 to 1-for-50, and to determine the timing of implementation (for up to 18 months following the Meeting), without further shareholder approval. Shareholders will not have the opportunity to vote on the specific ratio selected or the timing of effectiveness, and the ratio ultimately chosen by the Board of Directors may not align with an individual shareholder’s preferred outcome.

●	Potential Failure to Achieve or Maintain Listing Compliance. Even if the Reverse Split initially increases the per-share trading price to meet the minimum bid price requirement under the Nasdaq Listing Rules (including Listing Rule 5450(a)(1)), there can be no assurance that we will be able to sustain compliance with such requirement over time. A subsequent decline in share price could result in renewed non-compliance and potential delisting proceedings.

●	Dilutive Effect on Authorized Share Capital. The Reverse Split, together with the proposed increase in authorized share capital under Proposal 1, will have the effect of increasing the number of authorized but unissued ordinary shares available for future issuance relative to the number of issued and outstanding ordinary shares. The issuance of additional shares in the future could be dilutive to existing shareholders and may be used for purposes that may not be in all shareholders’ interests.

●	Negative Market Perception and Signaling Risk. Reverse share splits are sometimes perceived by investors, analysts and the public as an indication that a company is experiencing financial distress or has been unable to grow its share price organically. This perception could adversely affect demand for our ordinary shares and may make it more difficult for us to raise capital on favorable terms in the future.

●	No Guarantee the Reverse Split Will Be Effected. Even if shareholders approve this Proposal 2, the Board of Directors retains discretion to determine whether and when to effect the Reverse Split. There can be no assurance that the Board of Directors will implement the Reverse Split, and any delay or decision not to proceed may result in continued non-compliance with applicable listing standards or other adverse consequences.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our ordinary shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as persons who are not U.S. Holders; banks, insurance companies or other financial institutions; regulated investment companies; tax-qualified retirement plans; dealers in securities and foreign currencies; persons whose functional currency is not the U.S. dollar; traders in securities that use the mark-to-market method of accounting; persons deemed to sell our ordinary shares under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Code”); persons that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; persons that hold our ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; persons that own, directly, indirectly or constructively, ordinary shares representing 5% or more of our voting power or value; certain former citizens or long-term residents of the United States; and tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The discussion is based on the Code, U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary also assumes that the ordinary shares prior to the Reverse Split (the “Old Shares”) were, and the ordinary shares after the Reverse Split (the “New Shares”) will be, held as a “capital asset” within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership, and such partnerships and partners should consult their own tax advisors.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”) or an opinion from counsel with respect to the U.S. federal income tax consequences of the Reverse Split, and there can be no assurance that the IRS or a court will agree with the statements and conclusions herein. The Reverse Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company (“PFIC”) status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split. The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor, and the U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares. U.S. Holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular ordinary shares they hold after the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized, and no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split. We believe that we may technically be classified as a PFIC for the taxable year ended December 31, 2025. Depending upon the composition of our income and assets and the market price of our ordinary shares during 2026 and subsequent taxable years and whether we start generating a substantial amount of active revenue, we could continue to be classified as a PFIC for 2026 and subsequent taxable years if we are classified as a PFIC for 2025. If we are treated as a PFIC with respect to a U.S. Holder and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 2 at the Meeting:

“RESOLVED, that a framework for a reverse share split of the Company’s ordinary shares, par value NIS 0.01 per share, at a ratio in a range between 1-for-20 and 1-for-50 (inclusive), to be effected at the discretion of, and at such ratio and on such date as shall be determined by, the Board of Directors within 18 months following the Meeting, and a corresponding amendment to the authorized share capital provision of the Company’s Articles to reflect such a reverse share split, be, and hereby are, approved in all respects.”

Required Vote

Approval of the Reverse Split (and the related amendment to the Articles) requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, excluding abstentions and broker non-votes.

Board Recommendation

Our Board of Directors unanimously recommends a vote “FOR” the foregoing resolution approving a framework for a reverse share split of the Company’s ordinary shares at a ratio in a range between 1-for-20 and 1-for-50 (inclusive), to be effected at the discretion of, and at such ratio and on such date as shall be determined by, the Board of Directors within 18 months following the Meeting, and the related amendment to the Articles.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

OTHER MATTERS

The Meeting has been called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 29 of the Company’s Articles, it is intended that the persons named as proxies will vote pursuant to their discretionary authority, according to their best judgment, and in conformity with the recommendation of the Board of Directors.

By Order of the Board of Directors,

/s/ Erez Meltzer
Acting Chairman of the Board of Directors

October 28, 2026